UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BMB Munai, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

09656A105
(CUSIP Number)

Timur R. Turlov
Office 1704, 4B Building “Nurly Tau” BC 17 Al Farabi Ave.
Almaty, Kazakhstan 050059
+7 727 311 10 64
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

June 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
	Timur R. Turlov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	Russian Federation

Number of	7.	Sole Voting Power
Shares		434,212,446
Beneficially	8.	Shared Voting Power
Owned by		0
Each	9.	Sole Dispositive Power
Reporting		434,212,446
Person	10.	Shared Dispositive Power
With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	434,212,446

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	88.6%

14.	Type of Reporting Person (See Instructions)
	IN

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”), dated July 10, 2017, amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on December 2, 2015 (the “original Schedule 13D”), relating to the common stock, par value $0.001, (“common stock”) of BMB Munai, Inc. (the “Issuer”). Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged. Terms used herein but no otherwise defined shall have the meaning set forth in the original Schedule 13D.

Item 2. Identity and Background

Item 2 of the original Schedule 13D is hereby amended and supplemented as follows:

(b)	The Reporting Person’s business address is: Office 1704, 4B Building, “Nurly Tau” BC, 17 Al Farabi Ave, Almaty, Kazakhstan 050059

(c)	The Reporting Person is the Chief Executive Officer and Chairman of the board of directors of the Issuer. He is also the owner of FFINEU Investment Limited, (“Freedom CY”).

Item 3. Source and Amount of Funds

The information contained on the cover pages to this Amendment No. 1 and the information set forth in Items 4, 5 and 6 hereof are incorporated by reference herein and Item 3 of the original Schedule 13D is hereby amended and supplemented as follows:

On November 23, 2015, the Reporting Person and the Issuer entered into a Share Exchange and Acquisition Agreement, dated November 23, 2015, (the “Acquisition Agreement”), a copy of which is attached as Exhibit 1 to the original Schedule 13D and incorporated herein by this reference. Pursuant to the Acquisition Agreement, on November 23, 2015, the Reporting Person acquired 224,551,913 shares, or 80.1%, of the common stock of the Issuer in exchange for all of the issued and outstanding common stock of FFIN Securities, Inc., (“FFIN”). In connection with the transaction, FFIN became a wholly owned subsidiary of the Issuer.

The Acquisition Agreement also provides that in exchange for all of the issued and outstanding equity interest in LLC IC Freedom Finance, (“Freedom RU”) the Reporting Person will be issued an additional 13% of the then issued and outstanding common stock of the Issuer, bringing his total ownership interest in the Issuer to 93% following the acquisition of Freedom RU. Freedom RU and its wholly owned subsidiaries are engaged in the securities brokerage, banking and financial services business in Russia and the securities brokerage and financial services business in Kazakhstan.

On June 29, 2017, the Issuer and the Reporting Person closed the acquisition of Freedom RU. As the Issuer had insufficient authorized by unissued common stock to deliver the full agreed upon consideration at the closing of the acquisition of Freedom RU, as an accommodation to facilitate the closing, the Reporting Person agreed to accept a partial issuance of 209,660,553 shares of Issuer common stock and to defer issuance of the balance of the shares agreed to until such time as the Issuer completes a reverse stock split and recapitalization to provide sufficient authorized by unissued shares to issue the Reporting Person the full amount agreed in the Acquisition Agreement.

Item 4. Purpose of Transaction

The information contained on the cover pages to this Amendment No. 1 and the information set forth in Items 3, 5 and 6 hereof are incorporated by reference herein and Item 4 of the original Schedule 13D is hereby amended and supplemented as follows.

The Issuer and the Reporting Person entered into the Acquisition Agreement with the intent that the Issuer would acquire the securities brokerage and financial services businesses operated by certain companies owned by the Reporting Person. With the June 29, 2017 closing, Freedom RU, and its wholly owned subsidiaries became wholly owned subsidiaries of the Issuer. However, because the Issuer lacked sufficient authorized but unissued common stock to deliver the full agreed upon consideration, as an accommodation to facilitate the closing, the Reporting Person agreed to accept a partial issuance of shares of the Issuer’s common stock and to defer the issuance of the balance of the common shares agreed upon until such time as the Issuer completes a reverse stock split and recapitalization to provide sufficient authorized by unissued common shares to issue the Reporting Person the full 13% agreed in the Acquisition Agreement. Upon completion of a reverse stock split and recapitalization, the Issuer will issue the Reporting Person sufficient additional shares of its common stock to increase the Reporting Person’s ownership interest in the Issuer to 93%

The Acquisition Agreement provides further that the Reporting Person may acquire up to an additional 2% of the then total issued and outstanding common stock of the Issuer in exchange for all of the issued and outstanding common stock of FFINEU Investments Limited (“Freedom CY”) and the securities brokerage and financial services business conducted by it in Cyprus. If the Freedom CY closing is successfully completed, the Reporting Person would own up to 95% of the then total issued and outstanding common stock of the Issuer. Closing of the Freedom CY acquisition is subject to satisfaction of the terms and conditions of the Article 1, Plan of Exchange; Closings, Article 2 Conditions Precedent to the Company’s Obligation to Close and Article 3 Conditions Precedent to Shareholder’s Obligation to Close.

From time to time the Issuer, including its subsidiaries, may require additional operating capital to satisfy their operating or net capital requirements. If the Reporting Person infuses additional capital into the Issuer or its subsidiaries, he may be issued additional shares of the Issuer. The Reporting Person has no agreement with the Issuer regarding any additional capital infusions and is under no obligation, contractual or otherwise, to provide additional capital to the Issuer or its subsidiaries.

The Reporting Person also owns interests in other companies, including other companies engaged in the securities brokerage and financial services business. As deemed appropriate, the Issuer may seek to acquire interests in one or more of these companies. It is possible the Issuer could use shares of its common stock to make additional acquisitions from the Reporting Person.

Except as disclosed in this Amendment No.1 and the Acquisition Agreement, the Reporting Person has no present plans or proposals that would relate to or result in the occurrence of any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of the Issuer’s financial position and business strategy, price levels of the common stock, conditions in the securities market, general economic and industry conditions and his personal financial condition, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares or selling some or all of his shares, engaging in any hedging or similar transactions with respect to his shares, engaging in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future performance of the Issuer or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages to this Amendment No. 1 and the information set forth in Items 3, 4 and 6 hereof are incorporated by reference herein and Item 5 of the original Schedule 13D is amended and restated as follows:

(a)
As of the date hereof, the Reporting Person beneficially owns 434,212,446 shares, or 88.6% of the issued and outstanding common stock of the Issuer, based upon the records of the Issuer’s transfer agent as of June 29, 2017.

(b)
The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposal of all 434,212,446 shares of common stock he beneficially owns.

(c)
Other than as disclosed herein, during the past 60 days, the Reporting Person has not made any purchases of common stock of the Issuer.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)
Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained on the cover pages to this Amendment No. 1 and the information set forth in Items 3, 4 and 5 hereof are incorporated by reference herein and Item 6 of the original Schedule 13D is amended and supplemented as follows:

Except as disclosed in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2017	By:	/s/ Timur Turlov
Timur Turlov